

03014679

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

✳✳Arg 3|5|2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51303

SEC MAIL / PROCESSING / SECTION
RECEIVED
FEB 2 8 2003
WASH. D.C.
181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/2002___ AND ENDING ___12/31/2002___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Life Distributors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Liberty Way
(No. and Street)

Dover   NH   03820
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Wood   (603)749-2600 x36805
                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Ar$
3|19|2003

OATH OR AFFIRMATION

I, _____John T. Treece_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____Liberty LIfe Distributors LLC_____, as of _____December 31____, 20_02____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President

Title

Vicki L. Laplume

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Liberty Life Distributors LLC
Year ended December 31, 2002

Liberty Life Distributors LLC

Audited Financial Statements
and Supplemental Information

Year ended December 31, 2002

Contents

 **ERNST & YOUNG**

■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

Board of Managers
Liberty Life Distributors LLC

We have audited the accompanying statement of financial condition of Liberty Life Distributors LLC (the Company) as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Life Distributors LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 14, 2003

1

Liberty Life Distributors LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash	$ 31,896
Other assets	4,607
Total assets	$ 36,503

Liabilities	
Due to Liberty Life Assurance Company of Boston	2,620
Total liabilities	2,620

Member's equity

Contributed capital	$ 75,000
Accumulated deficit	(41,117)
Total member's equity	$ 33,883
Total liabilities and member's equity	$ 36,503

See accompanying notes.

Liberty Life Distributors LLC

Statement of Operations

Year ended December 31, 2002

Revenues:	
Commission income	$545,176
Total revenues	545,176
Expenses:	
Commission expense	545,176
Total expenses	545,176
Net income	$ -

See accompanying notes.

Liberty Life Distributors LLC

Statement of Changes in Member's Equity

	Contributed Capital	Accumulated Deficit	Total
Balance at December 31, 2001 and 2002	$75,000	$(41,117)	$33,883

See accompanying notes.

Liberty Life Distributors LLC

Statement of Cash Flows

Year ended December 31, 2002

Operating activities

Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Due from Liberty Life Assurance Company of Boston	787
Other assets	(3,407)
Due to Liberty Life Assurance Company of Boston	2,620
Net cash used in operating activities	0
Net decrease in cash	0
Cash at beginning of year	31,896
Cash at end of year	$31,896

See accompanying notes.

Liberty Life Distributors LLC

Notes to Financial Statements

December 31, 2002

1. Nature of Business and Organization

Liberty Life Distributors LLC (the Company) acts as a distributor of variable annuities and variable life insurance contracts issued by insurance companies in the United States.

The Company is wholly owned by Liberty Life Assurance Company of Boston. Liberty Life Assurance Company of Boston is wholly owned by Liberty Life Holdings, Inc., which is 90% owned by Liberty Mutual Insurance Company and 10% owned by Liberty Mutual Fire Insurance Company. Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company are both wholly owned by Liberty Mutual Group, Inc. Liberty Mutual Group, Inc. is wholly owned by LMHC Massachusetts Holdings Inc., which is wholly owned by Liberty Mutual Holding Company Inc.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The financial statements have been prepared from the records maintained by the Company and are not necessarily indicative of the financial condition or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation (see Note 3).

2. Significant Accounting Policies

Revenue Recognition

Commissions are calculated as a contractual percentage of sales and are recognized on a trade-date basis.

Income Taxes

The Company has elected to be treated as a partnership for tax reporting purposes. As such, there is no provision for state and federal income taxes as the Member is taxed on the Company's earnings.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Liberty Life Distributors LLC

Notes to Financial Statements (continued)

3. Related-Party Transactions

Distribution Agreement

The Company acts as the principal distributor to Liberty Life Assurance Company of Boston, for which it is compensated in accordance with terms agreed upon pursuant to the Distribution Agreement. The Company is responsible for payment of all commissions incurred in connection with the sale of variable life insurance contracts through Liberty Life Assurance Company of Boston.

Services Agreement

Pursuant to a Services Agreement in effect during 2002 between the Company and Liberty Life Assurance Company of Boston, the Company receives certain resources of Liberty Mutual through Liberty Life to enable it to transact business. These resources include Liberty Mutual employees, consulting services, office space, utilities, telecommunications and information processing services. The Company was not allocated any expenses for these services in 2002. In addition, Liberty Life reimbursed the Company for registration and licensing fees and other expenses, which amounted to $26,557 in 2002.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital and a minimum net capital requirement of $33,883 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 0.08:1.

Supplemental Information

Liberty Life Distributors LLC

Schedule I—Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Aggregate indebtedness	$ 2,620
Net capital:	
Member's capital	$33,883
Less nonallowable assets	0
Total net capital	$33,883
Net capital requirements:	
$5,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$ 5,000
Net capital in excess of requirements	28,883
Total net capital	$33,883
Ratio of aggregate indebtedness to net capital	0.08:1

Liberty Life Distributors LLC

Schedule II—Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the Securities and
Exchange Commission
and
Schedule III—Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and
Exchange Commission

December 31, 2002

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k)(1) of
that rule at December 31, 2002.

Liberty Life Distributors LLC

Schedule IV—Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission in this Audit Report to the Company's Unaudited Form X-17a-5, Part IIA

December 31, 2002

No differences exist between the computation of aggregate indebtedness and net capital under Rule 15c3-1 included in this Audit Report and the computations included in the unaudited Form X-17a-5, Part IIA filing as of December 31, 2002.

 **ERNST & YOUNG**

■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

Report of Independent Auditors

Board of Managers
Liberty Life Distributors LLC

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Life Distributors LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide

ᛋ⫶ ERNST & YOUNG   ■ Ernst & Young LLP

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 14, 2003

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